[LETTERHEAD OF GREENBERG TRAURIG, LLP]


Mark C Lee
Tel 916.442.1111
Fax 916.448.1709
leema@gtlaw.com


June 17, 2013

Via EDGAR and United Parcel Service

Alexandra M. Ledbetter
Attorney-Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re: Vacation Home Swap, Inc.
    Schedule 14F-1
    Filed April 24, 2013
    File No. 005,87420

Dear Ms. Ledbetter:

     On behalf of Vacation Home Swap, Inc. (the "Company"), we are responding to the comments in the letter from the Staff dated May 2, 2013 relating to the Company's Schedule 14F-1 filed on April 24, 2013. In connection with our responses herein, we take this opportunity to inform you that we believe the share exchange agreement and proposed voluntary share exchange transaction contemplated thereunder by and among the Company, Boost My Ads, Ltd. ("BMA") and the shareholders of BMA (the "Exchange Transaction") will terminate in accordance with the terms thereunder on June 30, 2013. Accordingly, after June 30, 2013, we will be filing a Current Report on Form 8-K disclosing the termination of the Exchange Transaction and that there will be no change in the officers and directors of the Company as disclosed under the Schedule 14F-1, in accordance with SEC requirements.

     The responses below have been numbered to correspond with the comments in your May 2, 2013 letter.

Directors and Executive Officers, page 3

     1. WITH RESPECT TO MR. HENDERSON AND MS. MYOTANEN, PLEASE REVISE THE DISCLOSURE TO DESCRIBE MORE SPECIFICALLY EACH PERSON'S PRINCIPAL OCCUPATIONS AND EMPLOYMENT DURING THE PAST FIVE YEARS. SEE ITEM 401(E)(1) OF REGULATION S-K. FOR EXAMPLE, WHERE YOU STATE THAT MR. HENDERSON "WORKED IN PRIVATE BANKING," IDENTIFY HIS EMPLOYER AND INDICATE HIS POSITION(S). WHERE YOU STATE THAT MS. MYOTANEN "WORKED AS A FINANCIAL MANAGEMENT CONSULTANT," IDENTIFY HER EMPLOYER AND STATE HER POSITION. WHERE YOU STATE THAT MS. MYOTANEN "WORKED WITH DOMESTIC AND FOREIGN EQUITY, BONDS, DERIVATIVES, FUTURES AND CURRENCY TRANSACTIONS AND MADE VALUE CALCULATIONS," INDICATE HER POSITION.

Securities and Exchange Commission
Division of Corporate Finance
June 17, 2013
Page 2


Company Response to Comment 1:

The Company respectfully informs the Staff that due to the contemplated termination of the Exchange Transaction, neither Mr. Henderson nor Ms. Myotanen will become a director or officer of the Company.

Security Ownership of Principal Shareholders, Directors, and Officers, page 8


     2.   PLEASE  TELL  US,  WITH  A  VIEW  TOWARD  REVISED   DISCLOSURE,   WHAT
          CONSIDERATION  YOU  HAVE  GIVEN  TO  PROVIDING   BENEFICIAL  OWNERSHIP
          INFORMATION GIVING EFFECT TO THE PROPOSED SHARE EXCHANGE TRANSACTION.

Company Response to Comment 2:

The Company respectfully informs the Staff that there will be no change to the beneficial ownership of the Company due to the contemplated termination of the Exchange Transaction.

We hope that the foregoing addresses all of the Staff's comments contained in its letter dated May 2, 2013. Further, in accordance with the Staff's letter, we are attaching the Company's acknowledgment.

Please fax a copy of any subsequent correspondence to my attention at (916) 448-1709 so that I may promptly coordinate any future responses with the Company's management. If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

                                          Best regards,

                                          /s/ Mark C. Lee
                                          ----------------------------
                                          Mark C. Lee
                                          Shareholder

Securities and Exchange Commission
Division of Corporate Finance
June 17, 2013
Page 2


                                 ACKNOWLEDGEMENT

In connection with Vacation Home Swap Inc.'s (the "Company") letter dated June 17, 2013 addressed to the Securities Exchange Commission, we acknowledge the following:

     * the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

VACATION HOME SWAP, INC.


/s/ Donald MacDow
--------------------------------
Donald MacDow, President